ADVANCED CELL TECHNOLOGY, INC.
381 Plantation Street
Worcester, MA 01605

August 5, 2009

Mr. Jeffrey P. Riedler, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Advanced Cell Technology, Inc. Preliminary Proxy Statement on Schedule 14A Filed July 22, 2009 (File No. 000-50295)

Ladies and Gentlemen:

On behalf of Advanced Cell Technology (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing as set forth in the comment letter of July 31, 2009.

Preliminary Proxy Statement filed July 22, 2009

SEC Comment

1.
We note your disclosure that pursuant to the Consent, Waiver, Amendment and Exchange Agreement entered into in July 2009, you issued to Purchasers convertible debentures and warrants. Please expand your filing to disclose the additional amount of common stock that is issuable upon the conversion of the convertible debentures and the exercise of warrants due to this Agreement.

Response:

The tables on page 16 of the proxy statement have been expended to disclose the additional amount of common stock that is issuable upon the conversion of the convertible debentures and the exercise of the warrants due to the execution of the Amendment and Exchange Agreement.

SEC Comment

2.
We note that you have taken action to increase the number of authorized shares and note that additional shares are issuable to the holders of the debentures and warrants. Accordingly, it appears that financial information is required pursuant to Item 13 of Schedule 14A. Please amend your filing to furnish the financial information, or provide a legal analysis as to why the financial information is not required.

Response:

The proxy statement has been revised to include the financial information required pursuant to Item 13 of Schedule 14A.  The financial information is included beginning on page 17.

SEC Comment

3.	We note that the auditor's opinion in your Form 10-K for Fiscal Year Ended 12/31/2008 is dated July 2, 2008. Please amend your Form 10-K to include an updated auditor's report.

Response

The Company will file an amendment to its 10-K for the Fiscal Year Ended December 31, 2009 to include an updated auditor's report.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to call David B. Manno, Esq. at (212) 981-6772.

Very Truly Yours, /s/ William M. Caldwell, IV William M. Caldwell, IV